

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed June 12, 2018**
> **File No. 024-10801**

Dear Mr. George:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A

Exhibits

1.   You must provide the required opinion of counsel as to the legality of the securities covered by the offering statement prior to qualification. Refer to number 12 of Item 17 in Form 1-A.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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